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                               March 11, 2021

       Iraj Ali, Ph.D.
       Chief Executive Officer
       Achilles Therapeutics plc
       245 Hammersmith Road
       London W6 8PW
       United Kingdom

                                                        Re: Achilles
Therapeutics plc
                                                            Registration
Statement on Form F-1
                                                            Filed March 1, 2021
                                                            CIK No. 0001830749

       Dear Dr. Ali:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       F-1 filed March 1, 2021

       Selected Consolidated Financial Data, page 115

   1. Please revise to also provide pro forma earnings per share and pro forma weighted average shares
outstanding which reflects the conversion of your preferred shares.
       Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, page 231

   2. Please ask your auditors to revise their consent to include the date of their audit report and to appropriately
identify all periods and financial statements that have been audited in accordance with Item
601 of Regulation S-K.
 Iraj Ali, Ph.D.
FirstName   LastNameIraj
Achilles Therapeutics plcAli, Ph.D.
Comapany
March       NameAchilles Therapeutics plc
        11, 2021
March2 11, 2021 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Christopher Edwards at 202-551-6761 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Seo Salimi